FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	December	…………………………………………………… ,	2011	..

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	December 21, 2011.	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Completion of Tender Offer by Subsidiary.

December 21, 2011

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First Section) and other Stock Exchanges]

Inquiries: Toshihide Aoki General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Completion of Tender Offer by Subsidiary

Canon Inc.’s subsidiary, Canon Marketing Japan Inc. (Securities code: 8060, listed on the First Section of the Tokyo Securities Exchange), decided at its Board of Directors meeting held November 9, 2011, to acquire common shares in SHOWA INFORMATION SYSTEMS CO., LTD. (Securities code: 6922, listed on the JASDAQ Standard market) and share subscription rights (shinkabuyoyaku-ken) through tender offer. The tender offer commenced on November 10, 2011, and was completed on December 20, 2011. The results of the tender offer are described in the attached document.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

December 21, 2011

Canon Marketing Japan Inc.

President: Masami Kawasaki

TSE Code: 8060

Tokyo Stock Exchange (First Section)

Inquiries:

Yoshiyuki Matsusaka

Executive Officer

Group Executive

Communications Headquarters

+81-3-6719-9095

Notice Regarding the Results of the Tender Offer for Shares, etc.

in Showa Information Systems Co., Ltd. and Change of Subsidiary

Canon Marketing Japan Inc. (hereinafter referred to as the “Bidder” or the “Company”) decided to acquire common shares in Showa Information Systems Co., Ltd. (Code: 6922, listed on the JASDAQ Standard market, hereinafter referred to as the “Target Company”) and share subscription rights issued pursuant to the resolutions of the 30th annual general meeting of shareholders of the Target Company held on March 28, 2003 and the meeting of the board of directors of the Target Company held on September 29, 2003 (hereinafter referred to as the “Share Subscription Rights”) through tender offer based on the Financial Instruments and Exchange Act (Act No. 25 of 1948 including any subsequent amendments thereto; hereinafter referred to as the “Act”) (hereinafter referred to as the “Tender Offer”) at the meeting of the board of directors of the Company held on November 9, 2011. The Company has been conducting the Tender Offer since November 10, 2011. As the Tender Offer was completed on December 20, 2011, the Company announces the results of the Tender Offer as described below.

Please also be informed that, as a result of the Tender Offer, the Target Company is scheduled to become a consolidated subsidiary of the Company on December 28, 2011 (settlement start date of the Tender Offer).

I.	Results of the Tender Offer
1.	Outline of the Tender Offer
(1)	Name and address of the Bidder

Canon Marketing Japan Inc.

16-6 Konan 2-chome, Minato-ku, Tokyo

(2)	Name of the Target Company

Showa Information Systems Co., Ltd.

(3)	Type of shares, etc. subject to the Tender Offer

Common shares

Share Subscription Rights

(4)	Number of shares to be purchased

Number of shares to be purchased	Lower limit of the number of shares to be purchased	Upper limit of the number of shares to be purchased
12,196,799	5,997,000	-
Note	1:

In case the total number of tendered shares does not reach the predetermined lower limit (5,997,000), the Company will not acquire any of the tendered shares. In the case where the total number of tendered shares is equal to or greater than the predetermined lower limit (5,997,000), the Company will acquire all of the tendered shares.

2:	Shares less than one unit are also subject to the Tender Offer.
3:	The Company does not intend to acquire any of the treasury shares held by the Target Company through the Tender Offer.
4:

The number indicated above as the number of shares to be purchased (12,196,799) represents the maximum number of shares in the Target Company that can be purchased by the Bidder in the Tender Offer. Said maximum number of shares in the Target Company (12,196,799) is calculated as the total number of shares issued by the Target Company as of June 30, 2011 (13,906,823) as stated in the Target Company’s Quarterly Report for the 2nd Quarter of its 39th Term (submitted on August 11, 2011), plus the maximum number of common shares in the Target Company subject to the Share Subscription Rights as of June 30, 2011 as stated in the same report (227,000), less the number of shares excluded from the proposed acquisition through the Tender Offer (i.e., the number of treasury shares owned by the Target Company as of June 30, 2011 as stated in the same report (1,912,824) and the number of common shares held by the Company as of the date of this release (24,200)).

5:

The Share Subscription Rights may be exercised by the last day of the period of the Tender Offer (hereinafter referred to as the “Tender Offer Period”). Any common shares in the Target Company issued or transferred upon the exercise of the Share Subscription Rights are also subject to the acquisition through the Tender Offer.

(5)	Period of the Tender Offer

(i)	The originally submitted period of the Tender Offer

Thursday, November 10, 2011 – Tuesday, December 20, 2011 (28 business days)

(ii)	Possibility of extension at the request of the Target Company

If the Target Company had submitted an opinion report requesting the extension of the Tender Offer Period pursuant to the provision of Article 27-10, Paragraph 3 of the Act, the Tender Offer Period would have been extended by 30 business days until Thursday, December 22, 2011. However, this was not applicable.

(6)	Tender offer price

200 yen per common share

1 yen per Share Subscription Right

2.	Results of the Tender Offer

(1)	Success or failure of the Tender Offer

The Tender Offer has been subject to the condition that if the total number of tendered shares does not reach the predetermined lower limit (5,997,000), the Company will not acquire any of the tendered shares. Since the actual total number of tendered shares (10,821,652) successfully exceeded the lower limit, the Company will acquire all of the tendered shares as stated in the public notice of commencement of the tender offer and the tender offer notification.

(2)	Date of public notice of the results of the Tender Offer and the name of the newspaper for the public notice

The results were made public to media organizations at Tokyo Stock Exchange, Inc. on December 21, 2011, in a manner prescribed in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965 including any subsequent amendments thereto) and Article 30-2 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares, etc. Conducted by Those Other than the Issuer (Ordinance of the Ministry of Finance No. 38 of 1990 including any subsequent amendments thereto), pursuant to Article 27-13, Paragraph 1 of the Act.

(3)	Number of shares, etc. purchased

Type of shares, etc.	(i) Number of tenders converted into shares	(ii) Number of purchases converted into shares
Shares	10,821,652	10,821,652
Share options	-	-
Bonds with share options	-	-
Shares, etc. trust beneficiary certificate ( )	-	-
Shares, etc. depositary receipt ( )	-	-
Total	10,821,652	10,821,652
(Total number of potential share, etc.)	-	( -)

(4)	Shareholding ratio of the shares, etc. after the Tender Offer

Number of voting rights pertaining to shares, etc., held by the Bidder before the Tender Offer	24	(Percentage of shareholding before the Tender Offer: 0.20%)
Number of voting rights pertaining to shares, etc., held by persons who have a special relationship before the Tender Offer	-	(Percentage of shareholding before the Tender Offer: -%)
Number of voting rights pertaining to shares, etc., held by the Bidder after the Tender Offer	10,845	(Percentage of shareholding after the Tender Offer: 88.75%)
Number of voting rights pertaining to shares, etc., held by persons who have a special relationship after the Tender Offer	-	(Percentage of shareholding after the Tender Offer: -%)
Total number of voting rights held by all shareholders of the Target Company	11,936

Note 1:

“Total number of voting rights held by all shareholders of the Target Company” represents the number of voting rights held by all shareholders, etc. as stated in the Quarterly Report for the 3rd Quarter of the 39th Term of the Target Company (submitted on November 11, 2011). However, as any common shares in the Target Company issued or transferred upon the exercise of the Share Subscription Rights and shares less than one unit were also subject to the acquisition through the Tender Offer, the “Percentage of shareholding before the Tender Offer” and the “Percentage of shareholding after the Tender Offer” are calculated by using 12,220 as the “Total number of voting rights held by all shareholders of the Target Company,” where 12,220 is equal to the number of voting rights pertaining to the number of shares in the Target Company (12,220,557) calculated as the total number of common shares issued by the Target Company as of September 30, 2011 (13,906,823) as stated in the Target Company’s Quarterly Report for the 3rd Quarter of its 39th Term (submitted on November 11, 2011), plus the maximum number of common shares in the Target Company subject to the Share Subscription Rights as of September 30, 2011 as stated in the same report (227,000), less the number of treasury shares owned by the Target Company as of September 30, 2011 as stated in the same report (1,913,266).

2:	“Percentage of shareholding after the Tender Offer” is calculated by rounding off fractions to the second decimal place.

(5)	Calculation if the purchase for the Tender Offer is conducted by the method of proportional distribution

Not applicable.

(6)	Settlement method
(i)	Name and the location of the head office of a financial instruments business operator, a bank, etc.

handling the settlement

(Tender offer agent)

SMBC Nikko Securities Inc.	3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(ii)	Settlement start date

Wednesday, December 28, 2011

(iii)	Settlement method

A notice on purchase under the Tender Offer will be mailed to the address or the location of applicant shareholders, etc. (or the standing proxy in the case of a foreign shareholder, etc.) without delay after the closing of the Tender Offer.

Purchase will be settled in cash. The tender offer agent will remit proceeds pertaining to the sale of shares, etc. to the address designated by applicant shareholders (or, in the case of foreign shareholders, their standing proxies) without delay after settlement begins.

3.	Post-acquisition policies and future prospects
(1)	Post-acquisition policies

There has been no change in the post-acquisition policies for the Tender Offer as stated in our release titled “Notice of the Commencement of Tender Offer for Shares, etc. in Showa Information Systems Co., Ltd.” dated November 9, 2011.

As of the date of this release, the common shares in the Target Company are listed on the JASDAQ Standard market. However, the Company will make the Target Company a wholly-owned subsidiary of the Company by acquiring all common shares issued by the Target Company (including any common shares in the Target Company to be issued or transferred upon exercise of the Share Subscription Rights and excluding any treasury shares held by the Target Company and the common shares currently held by the Company) by entering into a share exchange transaction with the Target Company that is designed to make the Target Company a wholly-owned subsidiary of the Company. Upon execution of this transaction, the common shares of the Target Company will be delisted in accordance with the delisting criteria of the Osaka Securities Exchange through the procedure predetermined by the Exchange. Specific procedures to be followed going forward will be publicly notified promptly after they are decided based on the consultation between the Company and the Target Company.

(2)	Prospects for the impact on future performance

The Company is currently analyzing the impact of the Tender Offer on the performance forecast for the current fiscal term. If it is found that the forecast needs to be revised or there is any other matter that needs to be announced, such information will be promptly disclosed.

4.	Places where the copies of tender offer report are made available for public inspection

Canon Marketing Japan Inc.	16-6 Konan 2-chome, Minato-ku, Tokyo

Osaka Securities Exchange Co., Ltd.	8-16 Kitahama 1-chome, Chuo-ku, Osaka City, Osaka

II.	Change of Subsidiary

1.	Reason for the change

As noted in “I. Results of the Tender Offer,” as a result of the Tender Offer, the Target Company is scheduled to become a consolidated subsidiary of the Company on December 28, 2011 (settlement start date of the Tender Offer).

2.	Outline of the new subsidiary (Showa Information Systems Co., Ltd.)

1)	Company name	Showa Information Systems Co., Ltd.
2)	Address	No.45 Kowa Bldg., 15-9 Minami Aoyama 1-chome, Minato-ku, Tokyo
3)	Title and name of the company representative	Yuichi Nakazawa, Representative Director, President, and Executive Officer
4)	Business	Development and sales of high speed kanji information processing systems, etc.
5)	Capitalization	2,744,673 thousand yen
6)	Date of incorporation	January 24, 1973
7)	Major shareholders and the percentage of their shareholdings (As of June 30, 2011)	Mars Engineering Corporation	25.88%
		Showa Information Systems Employee Stock Ownership Association
			4.12%
		Showa Information Systems Trade Partner Stock Ownership
		Association	2.87%
		Kimiko Kobayashi	1.66%
		Kiyoshi Murakata	1.60%
		Sumisho Computer Systems Corporation	1.51%
		ABN AMRO Global Custody N.V. 430000 (Standing Proxy: Mizuho
		Corporate Bank, Ltd., Settlement Division)	1.43%
		Sinfonia Technology Co., Ltd.	1.36%
		Mizuho Bank, Ltd.	1.30%
		Minoru Kobayashi	0.89%
8)	Relationship between the Bidder and the Target Company (as of December 21, 2011)
	Capital ties

The Bidder holds 24,200 common shares in the Target Company representing a shareholding percentage of 0.17% (any fractions rounded off to the second decimal place) based on the total number of shares issued by the Target Company as of September 30, 2011 (13,906,823) as stated in the Target Company’s Quarterly Report for the 3rd Quarter of its 39th Term (submitted on November 11, 2011).

	Personnel ties

There are no personnel ties between the Company and the Target Company requiring disclosure. There are no personnel ties between the related persons and subsidiaries and associates of the Company and the related persons and subsidiaries and associates of the Target Company that require special mention.

	Trade relations	The Company and its subsidiaries and associates sell printer equipment, etc. to the Target Company.
	Related party status	The Target Company is not a related party of the Company. In addition, none of the related persons and subsidiaries and associates of the Target Company is a related party of the Company.
9)	Operating results and financial position for last three years (in millions of yen with fractions less than one million yen disregarded, except as noted otherwise)
	Fiscal year	Fiscal year ended December 31, 2008	Fiscal year ended December 31, 2009	Fiscal year ended December 31, 2010
	Net assets	5,761	5,879	5,459
	Total assets	14,467	12,191	10,714
	Net assets per share (yen)	423.27	432.13	455.15
	Net sales	14,339	14,290	12,178
	Operating income (loss)	288	308	(44)
	Ordinary income (loss)	224	260	(39)
	Net income	(150)	101	(86)
	Net income (loss) per share (yen)	(11.07)	7.48	(6.86)
	Dividend per share (yen)	-	4	-

3.	Number of shares acquired, acquisition cost, and status of shares before and after acquisition

1)	Number of shares held by the Company before acquisition	24,200 (Number of voting rights: 24) (Percentage of shareholding: 0.17%)
2)	Number of shares acquired	10,821,652 (Number of voting rights: 10,821) (Percentage to the total number of issued shares: 77.82%) (Total acquisition price: 2,164 million yen)
3)	Number of shares held by the Company after acquisition	10,845,852 (Number of voting rights: 10,845) (Percentage of shareholding: 77.99%)

Note 1:

In the calculation of “Percentage of shareholding” and “Percentage to the total number of issued shares,” the total number of common shares issued by the Target Company as of September 30, 2011 (13,906,823) as stated in the Target Company’s Quarterly Report for the 3rd Quarter of its 39th Term (submitted on November 11, 2011) is used as the denominator.

2.	Figures in “Percentage of shareholding” and “Percentage to the total number of issued shares” are calculated by rounding off fractions to the second decimal place.

4.	Scheduled date of change

Wednesday, December 28, 2011, which is the settlement start date of the Tender Offer

5.	Outlook

The Company is currently analyzing the impact of the change of subsidiary on the performance forecast for the current fiscal term. If it is found that the forecast needs to be revised or there is any other matter that needs to be announced, such information will be promptly disclosed.